SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2026 –June 30, 2026) filed with the Tokyo Stock Exchange on Thursday, August 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 6, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Consolidated Financial Results

April 1, 2026 – June 30, 2026

August 6, 2026

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2026 to June 30, 2026

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2026

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues *2	Year-on-Year Change	Operating Income *2	Year-on-Year Change	Income from Continuing Operations before Income Taxes *2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2026	876,628	17.4%	133,919	11.7%	406,150	178.8%	280,832	161.8%
June 30, 2025	746,973	7.7%	119,918	49.6%	145,666	27.8%	107,288	23.7%

*Note 1:

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥335,588 million for the three months ended June 30, 2026 (year-on-year change was a 132.3% increase) and ¥144,448 million for the three months ended June 30, 2025 (year-on-year change was a 30.3% decrease).

*Note 2:

As a result of the decision to sell the shares of ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”), in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation. Accordingly, total revenues, operating income and income before income taxes for the three months ended June 30, 2026 are presented on a continuing operations basis, excluding the results of the business of the Target, which has been separately presented as discontinued operations. The corresponding amounts for the three months ended June 30, 2025 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2026	256.07	255.56
June 30, 2025	94.63	94.44

*Note 3:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2026	18,256,420	4,790,217	4,710,425	25.8%
March 31, 2026	18,002,776	4,573,068	4,482,500	24.9%

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2026	—	93.76	—	62.34	156.10
March 31, 2027	—

March 31, 2027 (Est.)		107.27	—	—	187.36

*Note 5:	Revision from previously announced dividend forecast: Yes

*Note 6:

For the fiscal year ending March 31, 2027, after-tax gains or losses arising from the sale and valuation of shares of Kioxia Holdings Corporation (Head office: Minato-ku, Tokyo; President and CEO: Hiroo Ota; “Kioxia”), recognized through TB Investment Limited Partnership, an equity-method affiliate of ORIX Corporation, in connection with transactions by Toshiba Corporation (Head Office: Kawasaki City, Kanagawa Prefecture; President and CEO: Taro Shimada; “Toshiba”), will be recognized in ORIX Corporation’s consolidated earnings. Although a substantial amount of such gains or losses is expected to be recognized in net income attributable to ORIX Corporation Shareholders for the six months ending September 30, 2026, such gains or losses are expected to fluctuate with future changes in Kioxia’s share price and therefore remain uncertain. In addition, ORIX Corporation will not directly receive cash inflows corresponding to such gains or losses.

Accordingly, at the Board of Directors meeting held on August 6, 2026, ORIX Corporation resolved to revise its dividend policy for the fiscal year ending March 31, 2027, such that the annual dividend will be the higher of either an amount calculated by applying 39% to adjusted EPS calculated based on adjusted net income attributable to ORIX Corporation Shareholders excluding such gains or losses stated above, or ¥156.10 per share. The forecasted dividend for the second quarter-end shown below assumes adjusted net income attributable to ORIX Corporation Shareholders of ¥300,000 million for the six months ending September 30, 2026, as set forth in the Forecast below. Dividends per share are calculated based on the number of issued shares excluding treasury shares and may fluctuate due to changes in the number of treasury shares resulting from share repurchases.

3. Forecast for the Year Ending March 31, 2027 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
Six Months Ending September 30, 2026	840,000	209.9%
Fiscal Year Ending March 31, 2027	530,000	18.5%

*Note 7:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

*Note 8:	Revision from previously announced forecast for the year ending March 31, 2027: Yes

*Note 9:

Adjusted net income attributable to ORIX Corporation Shareholders for the six months ending September 30, 2026 is forecasted at ¥300,000 million, excluding the after-tax amount of gains on sales and valuation of Kioxia shares recognized through TB Investment Limited Partnership, an equity-method affiliate of ORIX Corporation, and recorded by Toshiba Corporation (the “Adjustment”).

The amount of the Adjustment for the fiscal year ending March 31, 2027 is expected to fluctuate due to future changes in Kioxia’s share price and other factors. As it is currently difficult to reasonably estimate such amount, adjusted net income attributable to ORIX Corporation Shareholders for the fiscal year ending March 31, 2027 has not been disclosed.

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,124,106,624 as of June 30, 2026, and 1,124,106,624 as of March 31, 2026.

2. The number of treasury stock was 28,838,843 as of June 30, 2026, and 22,484,702 as of March 31, 2026.

3. The average number of outstanding shares was 1,096,391,135 for the three months ended June 30, 2026, and 1,133,591,927 for the three months ended June 30, 2025.

The Company’s shares held through the Board Incentive Plan Trust (3,035,102 shares as of June 30, 2026 and 3,035,102 shares as of March 31, 2026) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2026 to June 30, 2026 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2026

		Three months ended June 30, 2025	Three months ended June 30, 2026	Change
				Amount	Percent (%)
Total Revenues *3	(millions of yen)	746,973	876,628	129,655	17
Total Expenses *3	(millions of yen)	627,055	742,709	115,654	18
Income from Continuing Operations before Income Taxes *3	(millions of yen)	145,666	406,150	260,484	179
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	107,288	280,832	173,544	162
Earnings Per Share (Basic)	(yen)	94.63	256.07	161.44	171
(Diluted)	(yen)	94.44	255.56	161.12	171
ROE (Annualized) *1	(%)	10.4	24.4	14.0	—
ROA (Annualized) *2	(%)	2.53	6.20	3.67	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*3

As a result of the decision to sell the shares of ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”), in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation. Accordingly, Total Revenues, Total Expenses and Income from Continuing Operations before Income Taxes for the three months ended June 30, 2026 are presented on a continuing operations basis, excluding the results of the business of the Target, which has been separately presented as discontinued operations. The corresponding amounts for the three months ended June 30, 2025 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

Overview of Business Performance (April 1, 2026 to June 30, 2026)

Total revenues for the three months ended June 30, 2026 (hereinafter, “the first consolidated period”) increased 17% to ¥876,628 million compared to ¥746,973 million during the same period of the previous fiscal year primarily due to increases in gains on investment securities and dividends, as well as life insurance premiums and related investment income.

Total expenses increased 18% to ¥742,709 million compared to ¥627,055 million during the same period of the previous fiscal year primarily due to increases in life insurance costs and selling, general and administrative expenses.

Equity in net income of equity method investments increased 970% to ¥207,918 million compared to the same period of the previous fiscal year, primarily due to increased equity in net income from a certain equity method investee, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased 920% to ¥64,313 million compared to the same period of the previous fiscal year.

Due to the above results, income from continuing operations before income taxes for the first consolidated period increased 179% to ¥406,150 million compared to ¥145,666 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation Shareholders, including net income from discontinued operations, increased 162% to ¥280,832 million compared to ¥107,288 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period increased 173% to ¥424,088 million compared to the same period of the previous fiscal year.

Beginning with the current consolidated fiscal year, the Company has reorganized its reportable segments into Japan & APAC, Infrastructure, USA & Europe, and Insurance, reflecting changes in the segments used by the CODM for resource allocation and performance evaluation purposes. In connection with this change, segment information as of March 31, 2026 and for the three months ended June 30, 2025 presented below has been recast to conform to the current presentation.

On April 27, 2026, the Company decided to sell all shares in ORIX Bank Corporation (hereinafter, the “Target”), a consolidated subsidiary, to Daiwa Next Bank, Ltd. As a result of this decision, the operations of the Target, which had previously been reported as continuing operations, have been classified as discontinued operations in the current fiscal year in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations. Segment information presents amounts relating only to continuing operations and excludes the discontinued operations. Comparative segment information for the previous fiscal year has also been revised to reflect this change. For further details regarding discontinued operations, please refer to Note (8), “Discontinued Operations,” under “2. Quarterly Consolidated Financial Statements and Notes.”

Segment information for the fiscal year is as follows:

Japan & APAC: Financial services, fee-based businesses, and corporate investment

	Three months ended June 30, 2025 (millions of yen)	Three months ended June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	52,201	289,811	237,610	455

	As of March 31, 2026 (millions of yen)	As of June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	4,720,861	4,742,729	21,868	0

Segment profits increased 455% to ¥289,811 million compared to the same period of the previous fiscal year primarily due to an increase in equity in net income of equity method investments. This increase mainly reflected the recognition, through TB Investment Limited Partnership, an equity-method affiliate of the Company, of gains on the sale and valuation gains relating to shares of Kioxia Holdings Corporation recorded by Toshiba Corporation in the fourth quarter of the fiscal year ended March 31, 2026, as well as a gain on the sale of shares of SUGIKO GROUP HOLDINGS CO., LTD. (“SUGIKO”), a consolidated subsidiary, recognized in the first quarter of the current fiscal year.

Segment assets totaled ¥4,742,729 million, remaining relatively unchanged compared to the end of the previous fiscal year, as the decrease in various assets associated with the sale of SUGIKO was offset by an increase in equity method investments resulting from the recognition of equity in net income of equity method investments through TB Investment Limited Partnership.

Infrastructure: Investment, development, operation, and asset management of real estate, aircraft, ships, and environmental & energy-related assets

	Three months ended June 30, 2025 (millions of yen)	Three months ended June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	68,407	43,317	(25,090)	(37)

	As of March 31, 2026 (millions of yen)	As of June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,575,072	3,567,338	(7,734)	(0)

Segment profits decreased 37% to ¥43,317 million compared to the same period of the previous fiscal year primarily due to the absence of a gain on the sale of Hotel Universal Port Vita that was recognized in the first quarter of the previous fiscal year.

Segment assets totaled ¥3,567,338 million, remaining relatively unchanged compared to the end of the previous fiscal year.

USA & Europe: Financial services, investments, asset management, and advisory services

	Three months ended June 30, 2025 (millions of yen)	Three months ended June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	10,594	63,000	52,406	495

	As of March 31, 2026 (millions of yen)	As of June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,741,031	2,856,699	115,668	4

Segment profits increased 495% to ¥63,000 million compared to the previous fiscal year primarily due to valuation gains recognized in ORIX USA’s private equity investment business.

Segment assets increased 4% to ¥2,856,699 million compared to the end of the previous fiscal year primarily due to an increase in installment loans at ORIX USA and the favorable impact of foreign exchange movements.

Insurance: Life insurance

	Three months ended June 30, 2025 (millions of yen)	Three months ended June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	24,063	27,960	3,897	16

	As of March 31, 2026 (millions of yen)	As of June 30, 2026 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,198,270	3,259,346	61,076	2

Segment profits increased 16% to ¥27,960 million compared to the previous fiscal year primarily due to an increase in life insurance premiums and related investment income.

Segment assets increased 2% to ¥3,259,346 million compared to the end of the previous fiscal year primarily due to increases in investment in securities and reinsurance recoverables.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2026	As of June 30, 2026	Change
				Amount	Percent (%)
Total Assets	(millions of yen)	18,002,776	18,256,420	253,644	1
(Segment Assets) *3		14,235,234	14,426,112	190,878	1
Total Liabilities	(millions of yen)	13,378,965	13,413,847	34,882	0
(Short-term and Long-term Debt) *3		6,343,295	6,308,802	(34,493)	(1)
(Deposits) *3		2,330	2,448	118	5
Shareholders’ Equity *1	(millions of yen)	4,482,500	4,710,425	227,925	5
Shareholders’ Equity Per Share *2	(yen)	4,080.24	4,312.66	232.42	6

*1	Shareholders’ Equity refers to total ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*2	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
*3

As a result of the decision to sell the shares of ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”), in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation. Accordingly, as a result of presenting the assets and liabilities related to the business of the Target separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively, Segment Assets, Short-term and Long-term Debt and Deposits as of June 30, 2026 are presented on a continuing operations basis, excluding the balances of the discontinued operations. The corresponding balances as of March 31, 2026 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

Total assets increased 1% to ¥18,256,420 million compared to the end of the previous fiscal year primarily due to increases in equity method investments, assets of discontinued operations held for sale (mainly installment loans), and installment loans, partially offset by decreases in cash and cash equivalents and property under facility operations. In addition, segment assets increased 1% to ¥14,426,112 million compared to the end of the previous fiscal year.

Total liabilities were ¥13,413,847 million, relatively unchanged from the end of the previous fiscal year primarily due to increases in liabilities of discontinued operations held for sale (mainly deposits) and current and deferred income taxes, partially offset by decreases in long-term debt and other liabilities.

Shareholders’ equity increased 5% to ¥4,710,425 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2026	As of June 30, 2026
Cash and Cash Equivalents		1,015,359	968,923
Restricted Cash		114,129	122,693
Net Investment in Leases		1,247,491	1,234,360
Installment Loans		1,488,263	1,534,403
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥78,020 million
June 30, 2026	¥92,664 million
Allowance for Credit Losses		(76,342)	(67,284)
Investment in Operating Leases		2,152,820	2,161,945
Investment in Securities		3,142,498	3,181,187
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥39,796 million
June 30, 2026	¥39,175 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2026
Amortized Cost	¥3,230,567 million
Allowance for Credit Losses	¥(3,505) million
June 30, 2026
Amortized Cost	¥3,297,405 million
Allowance for Credit Losses	¥(3,358) million
Property under Facility Operations		779,075	746,746
Equity method investments		1,304,073	1,497,252
Trade Notes, Accounts and Other Receivable		495,080	466,570
Inventories		269,187	271,570
Office Facilities		189,279	176,686
Other Assets		2,686,462	2,699,340
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥1,163 million
June 30, 2026	¥578 million
Assets of Discontinued Operations Held for Sale		3,195,402	3,262,029

Total Assets		18,002,776	18,256,420

Liabilities and Equity
Short-term Debt		544,135	582,680
Deposits		2,330	2,448
Trade Notes, Accounts and Other Payable		354,995	325,684
Policy Liabilities and Policy Account Balances		1,943,710	1,984,095
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2026	¥138,027 million
June 30, 2026	¥155,186 million
Current and Deferred Income Taxes		684,072	730,499
Long-term Debt		5,799,160	5,726,122
Other Liabilities		1,107,475	1,055,648
Liabilities of Discontinued Operations Held for Sale		2,943,088	3,006,671

Total Liabilities		13,378,965	13,413,847

Redeemable Noncontrolling Interests		50,743	52,356

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		235,239	235,898
Retained Earnings		3,502,509	3,714,666
Accumulated Other Comprehensive Income		605,110	659,866
Treasury Stock, at Cost		(81,469)	(121,116)

Total ORIX Corporation Shareholders’ Equity		4,482,500	4,710,425
Noncontrolling Interests		90,568	79,792

Total Equity		4,573,068	4,790,217

Total Liabilities and Equity		18,002,776	18,256,420

Note 1:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2026	As of June 30, 2026
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(618,351)	(647,246)
Impact of changes in policy liability discount rate	715,382	752,261
Debt valuation adjustments	242	235
Defined benefit pension plans	31,953	41,398
Foreign currency translation adjustments	469,262	498,988
Net unrealized gains on derivative instruments	6,622	14,230

Total	605,110	659,866

Note 2:

As a result of the decision to sell the shares of ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”), in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation. Accordingly, the assets and liabilities related to the business of the Target are presented separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively. In addition, the prior-period balances of the assets and liabilities related to the business of the Target have been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2025	Three months ended June 30, 2026
Revenues :
Finance revenues	66,221	72,591
Gains on investment securities and dividends	16,486	58,203
Operating leases	152,076	163,427
Life insurance premiums and related investment income	132,543	172,541
Sales of goods and real estate	110,952	126,917
Services income	268,695	282,949

Total Revenues	746,973	876,628

Expenses :
Interest expense	41,507	44,898
Costs of operating leases	99,784	105,466
Life insurance costs	94,237	130,618
Costs of goods and real estate sold	83,302	95,174
Services expense	146,730	155,706
Other (income) and expense	(1,068)	3,745
Selling, general and administrative expenses	158,188	197,821
Provision for credit losses	3,244	(538)
Write-downs of long-lived assets	1,004	9,819
Write-downs of securities	127	0

Total Expenses	627,055	742,709

Operating Income	119,918	133,919
Equity in Net Income of Equity method investments	19,440	207,918
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	6,308	64,313

Income from Continuing Operations before Income Taxes	145,666	406,150
Provision for Income Taxes	43,220	125,582

Net Income from Continuing Operations	102,446	280,568

Discontinued Operations
Income (Loss) from Discontinued Operations before Income Taxes	9,815	(334)
Provision for Income Taxes	2,990	(4,742)

Net Income from Discontinued Operations	6,825	4,408

Net Income	109,271	284,976

Net Income Attributable to the Noncontrolling Interests	1,933	5,065

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	50	(921)

Net Income Attributable to ORIX Corporation Shareholders	107,288	280,832

Note :

As a result of the decision to sell the shares of ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”), in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation. Accordingly, the results of operations of the Target are presented separately from continuing operations. The prior-period results of operations related to the business of the Target have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2025	Three months ended June 30, 2026
Net Income :	109,271	284,976

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(61,363)	(28,895)
Impact of changes in policy liability discount rate	143,120	36,879
Net change of debt valuation adjustments	62	(7)
Net change of defined benefit pension plans	5,465	9,433
Net change of foreign currency translation adjustments	(44,298)	32,193
Net change of unrealized gains (losses) on derivative instruments	(7,172)	7,619
Total other comprehensive income	35,814	57,222

Comprehensive Income	145,085	342,198

Comprehensive Income Attributable to the Noncontrolling Interests	701	6,731

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(64)	(121)

Comprehensive Income Attributable to ORIX Corporation Shareholders	144,448	335,588

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

There are no changes in accounting policies.

(7) Segment Information (Unaudited)

The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly allocates management resources and assesses segment performance by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.

Beginning with the current consolidated fiscal year, the Company has reorganized its reportable segments into Japan & APAC, Infrastructure, USA & Europe, and Insurance, reflecting changes in the segments used by the CODM for resource allocation and performance evaluation purposes. In connection with this change, segment information for the previous fiscal year has been recast to conform to the current presentation.

An overview of the operations for each of the four operating segments follows below.

Japan & APAC	:	Financial services, fee-based businesses, and corporate investment

Infrastructure	:	Investment, development, operation, and asset management of real estate, aircraft, ships, and environmental & energy-related assets

USA & Europe	:	Financial services, investment, asset management, and advisory services

Insurance	:	Life insurance

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The CODM evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Effective from the current fiscal year, the Company has revised the method of allocating interest expense for certain transactions. Accordingly, segment figures for the previous fiscal year have been recast to conform to the current presentation.

On April 27, 2026, the Company decided to sell all shares in ORIX Bank Corporation (hereinafter, the “Target”), a consolidated subsidiary, to Daiwa Next Bank, Ltd. As a result of this decision, the operations of the Target, which had previously been reported as continuing operations, have been classified as discontinued operations in the current fiscal year in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations. Segment information presents amounts relating only to continuing operations and excludes the discontinued operations. Comparative segment information for the previous fiscal year has also been revised to reflect this change. For further details regarding discontinued operations, please refer to Note (8), “Discontinued Operations,” under “2. Quarterly Consolidated Financial Statements and Notes.”

Segment information for the three months ended June 30, 2025 and three months ended June 30, 2026 is as follows:

	Millions of yen
	Three months ended June 30, 2025
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Finance revenues	38,426	2,558	25,511	38	66,533
Gains on investment securities and dividends	2,069	5,428	9,014	0	16,511
Operating leases	115,365	37,684	436	0	153,485
Life insurance premiums and related investment income	0	0	0	133,086	133,086
Sales of goods and real estate	65,224	44,468	187	0	109,879
Services income	51,408	147,761	68,440	0	267,609

Total Segment Revenues	272,492	237,899	103,588	133,124	747,103

Interest expense	13,325	10,458	11,878	127	35,788
Costs of operating leases	80,436	19,740	550	0	100,726
Life insurance costs	0	0	0	94,395	94,395
Costs of goods and real estate sold	45,773	36,862	87	0	82,722
Services expense	31,165	99,012	16,812	0	146,989
Other (income) and expense *	1,786	(5,268)	2,259	(4)	(1,227)
Selling, general and administrative expenses	56,927	22,110	57,496	14,563	151,096
Provision for credit losses, and write-downs of long-lived assets and securities	2,818	30	1,547	(20)	4,375

Total Segment Expenses	232,230	182,944	90,629	109,061	614,864

Equity in Net income (Loss) of equity method investments and others	11,939	13,452	(2,365)	(0)	23,026

Segment Profits	52,201	68,407	10,594	24,063	155,265

Significant non-cash items:
Depreciation and amortization	68,637	21,363	2,305	7,812	100,117
Increase in policy liabilities and policy account balances	0	0	0	83,836	83,836
Expenditures for long-lived assets	108,758	106,104	902	11	215,775

*

Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

	Millions of yen
	Three months ended June 30, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Finance revenues	39,462	7,660	26,196	36	73,354
Gains on investment securities and dividends	(1,571)	249	59,637	0	58,315
Operating leases	122,625	41,068	1,138	0	164,831
Life insurance premiums and related investment income	0	0	0	173,086	173,086
Sales of goods and real estate	84,642	40,562	835	0	126,039
Services income	65,228	113,346	102,115	0	280,689

Total Segment Revenues	310,386	202,885	189,921	173,122	876,314

Interest expense	15,705	10,225	14,338	112	40,380
Costs of operating leases	85,855	19,466	1,193	0	106,514
Life insurance costs	0	0	0	130,686	130,686
Costs of goods and real estate sold	62,414	31,876	407	0	94,697
Services expense	43,162	89,922	21,940	0	155,024
Other (income) and expense *	5,839	(4,010)	2,454	0	4,283
Selling, general and administrative expenses	63,381	24,155	86,377	14,390	188,303
Provision for credit losses, and write-downs of long-lived assets and securities	777	56	(1,143)	(26)	(336)

Total Segment Expenses	277,133	171,690	125,566	145,162	719,551

Equity in Net income (Loss) of equity method investments and others	256,558	12,122	(1,355)	(0)	267,325

Segment Profits	289,811	43,317	63,000	27,960	424,088

Significant non-cash items:
Depreciation and amortization	75,599	21,231	3,220	5,339	105,389
Increase in policy liabilities and policy account balances	0	0	0	89,110	89,110
Expenditures for long-lived assets	119,241	58,269	4,821	70	182,401

*

Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

Segment information as of March 31, 2026 and June 30, 2026 is as follows:

	Millions of yen
	As of March 31, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Net investment in leases	1,194,048	52,913	433	0	1,247,394
Installment loans	680,872	35,097	757,103	15,191	1,488,263
Investment in operating leases	1,118,843	976,673	39,605	25,457	2,160,578
Investment in securities	80,956	154,105	618,885	2,288,116	3,142,062
Property under facility operations and servicing assets	119,002	656,847	82,749	0	858,598
Inventories	45,020	223,164	699	0	268,883
Advances for finance lease and operating lease	11,317	78,924	0	0	90,241
Equity method investments	457,931	685,773	71,582	46,002	1,261,288
Advances for property under facility operations	4,001	123,899	0	0	127,900
Goodwill, intangible assets acquired in business combinations	384,231	221,750	690,949	4,452	1,301,382
Other assets *	624,640	365,927	479,026	819,052	2,288,645

Segment Assets	4,720,861	3,575,072	2,741,031	3,198,270	14,235,234

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

	Millions of yen
	As of June 30, 2026
	Japan & APAC	Infrastructure	USA & Europe	Insurance	Total
Net investment in leases	1,195,852	38,066	427	0	1,234,345
Installment loans	666,718	36,032	815,710	15,942	1,534,402
Investment in operating leases	1,094,947	1,001,215	47,888	25,465	2,169,515
Investment in securities	74,888	157,938	613,298	2,334,336	3,180,460
Property under facility operations and servicing assets	88,449	652,466	86,126	0	827,041
Inventories	44,893	225,494	833	0	271,220
Advances for finance lease and operating lease	16,310	62,440	475	0	79,225
Equity method investments	613,377	716,723	78,689	46,648	1,455,437
Advances for property under facility operations	915	127,002	0	0	127,917
Goodwill, intangible assets acquired in business combinations	367,787	210,618	697,318	4,452	1,280,175
Other assets *	578,593	339,344	515,935	832,503	2,266,375

Segment Assets	4,742,729	3,567,338	2,856,699	3,259,346	14,426,112

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Three months ended June 30, 2025	Three months ended June 30, 2026
Segment revenues:
Total revenues for segments	747,103	876,314
Revenues related to corporate assets	18,376	21,540
Revenues from inter-segment transactions	(18,506)	(21,226)

Total consolidated revenues	746,973	876,628

Segment profits:
Total profits for segments	155,265	424,088
Corporate profits (losses)	(11,843)	(22,575)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,244	4,637

Total consolidated income from continuing operations before income taxes	145,666	406,150

(8) Discontinued Operations Information (Unaudited)

On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to sell all shares in ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”). Pursuant to this agreement, the sale of the shares was completed on August 3, 2026. As a result, starting from the second quarter of the current fiscal year, the Target will be excluded from the Company’s scope of consolidation.

As a result of the decision to sell the shares, in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation.

Accordingly, in the condensed consolidated balance sheets, the assets and liabilities related to the business of the Target are presented separately as “Assets of Discontinued Operations Held for Sale” and “Liabilities of Discontinued Operations Held for Sale,” respectively. In addition, the prior-period balances of the assets and liabilities related to the business of the Target have been retrospectively reclassified to conform to the current-period presentation. Furthermore, in the condensed consolidated statements of income, the results of operations of the Target are presented separately from continuing operations. The prior-period results of operations related to the business of the Target have also been retrospectively reclassified to conform to the current-period presentation.

No loss was recognized upon classification as held for sale for the three months ended June 30, 2026.

The following table presents the classes of assets and liabilities of discontinued operations classified as held for sale as of March 31, 2026 and June 30, 2026.

(millions of yen)

	As of March 31, 2026	As of June 30, 2026
Assets
Cash and Cash Equivalents	319,586	318,612
Restricted Cash	2,025	1,991
Installment Loans	2,685,320	2,763,403
Allowance for Credit Losses	(3,852)	(3,965)
Investment in Operating Leases	0	0
Investment in Securities	166,331	155,952
Equity method investments	2,239	2,180
Trade Notes, Accounts and Other Receivable	826	879
Office Facilities	13,890	6,970
Other Assets	9,037	16,007

Total Assets of Discontinued Operations Held for Sale	3,195,402	3,262,029

Liabilities
Short-term Debt	28,100	56,100
Deposits	2,623,225	2,666,451
Trade Notes, Accounts and Other Payable	1,013	1,430
Current and Deferred Income Taxes	3,712	2,796
Long-term Debt	166,600	156,451
Other Liabilities	120,438	123,443

Total Liabilities of Discontinued Operations Held for Sale	2,943,088	3,006,671

The following table presents the classes of net income from discontinued operations for the three months ended June 30, 2025 and 2026.

(millions of yen)

	Three months ended June 30, 2025	Three months ended June 30, 2026
Revenues :
Finance revenues	21,017	20,174
Gains (Losses) on investment securities and dividends	30	(18)
Services income	621	620

Total Revenues	21,668	20,776

Expenses :
Interest expense	3,855	6,014
Services expense	1,940	2,002
Other (income) and expense	57	(3)
Selling, general and administrative expenses	5,865	6,087
Provision for credit losses	119	107
Write-downs of long-lived assets	0	6,827

Total Expenses	11,836	21,034

Operating Income (Loss)	9,832	(258)
Equity in Net Income (Loss) of Equity method investments	(17)	(76)

Income (Loss) from Discontinued Operations before Income Taxes	9,815	(334)
Provision for Income Taxes	2,990	(4,742)

Net Income from Discontinued Operations	6,825	4,408

(9) Cash flow information (Unaudited)

ORIX Group does not prepare the consolidated statements of cash flows for the three months ended June 30, 2026. Depreciation and amortization for the three months ended June 30, 2025 and 2026 were ¥101,250 million and ¥106,400 million, respectively.

Note:

As a result of the decision to sell the shares of ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”), in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations, the business of the Target has been classified as held for sale and a discontinued operation. Accordingly, as a result of presenting the results of the business of the Target separately from continuing operations, depreciation and amortization for the three months ended June 30, 2026 are presented on a continuing operations basis, excluding the results of the discontinued operations. The corresponding amounts for the three months ended June 30, 2025 have also been retrospectively reclassified to conform to the current-period presentation. For further information on the discontinued operations, see 2. Financial Information (8) Discontinued Operations Information (Unaudited).

(10) Subsequent Events

On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to sell all shares in ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”). Pursuant to this agreement, the sale of the shares was completed on August 3, 2026. As a result, starting from the second quarter of the current fiscal year, the Target will be excluded from the Company’s scope of consolidation, and the Company expects to record a gain in connection with the sale in the consolidated financial statements.